

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4546

October 14, 2016

Via E-mail
Charles Bancroft
Chief Financial Officer
Bristol-Myers Squibb Company
345 Park Avenue
New York, N.Y. 10154

Re: **Bristol-Myers Squibb Company**
Form 10-Q for the Quarterly Period Ended June 30, 2016
Filed July 28, 2016
File No. 001-01136

Dear Mr. Bancroft:

We have limited our review of your filing to those issues we have addressed in our comment. In our comment we ask you to provide us with information so we may better understand your disclosure.

Please respond to the comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to the comment, we may have additional comments.

Management's Discussion and Analysis of Financial Condition and results of Operations
Financial Position, Liquidity and Capital Resources
Cash Flows
Operating Activities, page 31

1. You disclose that your cash collections continue to be impacted by extended payment terms for certain of your new products in the U.S. Please tell us the products for which you extended the payment terms, the number of days you extended the terms from and to, and your revenue recognition policy for these products including your consideration of the extended payment terms with respect to this policy. Tell us whether slower collections of receivables over the past six months or so are attributable to factors or products other than extending the payment terms for the new products. If so, tell us nature and extent of these other factors/products.

   We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

   You may contact Ibolya Ignat, Senior Staff Accountant, at (202) 551-3636 if you have any questions regarding the comment. In this regard, do not hesitate to contact me at (202) 551-3679.

        Sincerely,

        /s/ Jim B. Rosenberg

        Jim B. Rosenberg
        Senior Assistant Chief Accountant
        Office of Healthcare and Insurance